UNITED STATES
                             SECURITIES AND EXCHANGE
                                   COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*



                               Arch Wireless, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock ($0.01 par value)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    039392105
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                                 (CUSIP Number)

                                February 14, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

                           Credit Suisse First Boston
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                                11 Madison Avenue
                            New York, New York 10010
                                 (212) 325-2000
                                 Attn: Ivy Dodes
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [X]      Rule 13d-1(b)
    [ ]      Rule 13d-1(c)
    [ ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 039392105                  13G/A


  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Credit Suisse First Boston, on behalf of the Credit Suisse First Boston business unit

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)
                                                                     (b) X

  3   SEC USE ONLY

  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      SWITZERLAND

                          5    SOLE VOTING POWER

                               -0-

        NUMBER OF         6    SHARED VOTING POWER
         SHARES                (see Item 4(a))
      BENEFICIALLY
        OWNED BY               See note (1)
          EACH
        REPORTING         7    SOLE DISPOSITIVE POWER
         PERSON
          WITH                 -0-

                          8    SHARED DISPOSITIVE POWER
                               (see Item 4(a))

                               See note (1)

  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      See note (1)

 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES[ ]*


 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      See note (1)

 12   TYPE OF REPORTING PERSON*

      BK, HC

                     *SEE INSTRUCTION BEFORE FILLING OUT!

(1) On November 9, 2001, certain holders of the then outstanding 12 3/4% senior notes of Arch Wireless Communications, Inc., a wholly owned subsidiary of Arch Wireless, Inc., filed an involuntary petition against it under chapter 11 of the bankruptcy code in the United States Bankruptcy Court for the District of Massachusetts, Western Division. On December 6, 2001, Arch Wireless Communications, Inc. consented to the involuntary petition and the bankruptcy court entered an order for relief under chapter 11. Also on December 6, 2001, Arch Wireless, Inc. and 19 of its wholly owned domestic subsidiaries filed voluntary petitions for relief under chapter 11 with the bankruptcy court. These cases were jointly administered under the docket for Arch Wireless, Inc., et al., Case No. 01-47330-HJB. On May 29, 2002, Arch Wireless, Inc. and its domestic subsidiaries emerged from bankruptcy. Pursuant to the plan of reorganization, the securities previously reported on this Schedule 13G and its related amendments were cancelled. Due to the cancellation of these securities, the Schedule 13G/A (Amendment No. 3) filing made on February 14, 2003 was unnecessary.

Item 1.

     (a)    Name of Issuer:
            Arch Wireless, Inc.

     (b)    Address of Issuer's Principal Executive Offices:
            1800 West Park Drive, Suite 250, Westborough, Massachusetts 01581

Item 2.

     (a)    Name of Persons Filing:
            Credit Suisse First Boston, on behalf of the Credit Suisse First Boston business unit. See Schedule I.

     (b)    Address of Principal Business Office:
            Uetlibergstrasse 231, P.O. Box 900, CH-8070 Zurich, Switzerland

     (c)    Citizenship:
            Switzerland

     (d)    Title of Class of Securities:
            Common Stock

     (e)    CUSIP Number:
            039392105

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

     (a) [ ] Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o)

     (b) [X]   Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)

     (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)

     (d) [ ] Investment Company registered under Section 8 of the Investment Company Act (15 (U.S.C. 80a-8)

     (e) [ ] Person registered as an investment adviser under Section 203 of the Investment Advisers Act of 1940
               (15 U.S.C. 80b-3) or under the laws of any state.

     (f) [ ]   Employee Benefit Plan or Endowment Fund in accordance with
               Section 240.13d-1(b)(1)(ii)(F)

     (g) [X]   Parent Holding Company or Control Person in accordance with
               Section 240.13d-1(b)(ii)(G)

     (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

     (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

     (j) [ ]   Group in accordance with ss.240.13d-1(b)(1)(ii)(J)

Item 4.     Ownership

     (a)    Amount Beneficially Owned:
            See response to Item 9 on page 2.

     (b)    Percent of Class: See response to Item 11 on page 2.

     (c)       Number of shares as to which such person has:
                   (i)  Sole power to vote or to direct the vote:
                        See response to Item 5 on page 2.
                  (ii)  Shared power to vote or to direct the vote:
                        See response to Item 6 on page 2.
                 (iii)  Sole power to dispose or to direct the disposition of:
                        See response to Item 7 on page 2.
                  (iv) Shared power to direct the disposition of: See response to Item 8 on page 2.

Item 5.     Ownership of Five Percent or Less of a Class

            If this statement is being filed to report the fact      [X] See
that as of the date hereof the x See note (1) above. reporting       note (1)
person has ceased to be the beneficial owner of more than five        above.
percent of the class of securities, check the following:

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

            Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

            See Schedule I.

Item 8.     Identification and Classification of Members of the Group

            Not Applicable

Item 9.     Notice of Dissolution of Group

            Not Applicable

Item 10.    Certification

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 5, 2003


                                                CREDIT SUISSE FIRST BOSTON,
                                                acting solely on behalf of
                                                the Credit Suisse First
                                                Boston business unit

                                                By: /s/  Ivy Dodes
                                                ------------------------
                                                Name: Ivy Dodes
                                                Title: Managing Director

                                   Schedule I

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Schedule 13G is being filed by Credit Suisse First Boston (the "Bank"), a Swiss bank, on behalf of itself and its subsidiaries, to the extent that they constitute the Credit Suisse First Boston business unit (the "CSFB business unit") excluding Asset Management (as defined below) (the "Reporting Person"). The CSFB business unit is also comprised of an asset management business principally conducted under the brand name Credit Suisse Asset Management ("Asset Management"). The Reporting Person provides financial advisory and capital raising services, sales and trading for users and suppliers of capital around the world and invests in and manages private equity and venture capital funds. Asset Management provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide. The address of the Bank's principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the Reporting Person's principal business and office in the United States is Eleven Madison Avenue, New York, New York 10010.

The ultimate parent company of the Bank is Credit Suisse Group ("CSG"), a corporation formed under the laws of Switzerland. CSG is a global financial services company with two distinct business units. In addition to the CSFB business unit, CSG and its consolidated subsidiaries are comprised of the Credit Suisse Financial Services business unit (the "Credit Suisse Financial Services business unit"). CSG's business address is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including Asset Management and the Credit Suisse Financial Services business unit) may beneficially own shares of the securities of the issuer to which this schedule relates (the "Shares") and such Shares are not reported in this statement. CSG disclaims beneficial ownership of Shares beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. The Reporting Person disclaims beneficial ownership of Shares beneficially owned by CSG, Asset Management and the Credit Suisse Financial Services business unit.